UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Appointment of Joint Corporate Broker, dated 02 August 2022

 2 August 2022

Micro Focus International plc
Appointment of Joint Corporate Broker

Micro Focus International ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), is pleased to announce the appointment of Jefferies International Limited as Joint Corporate Broker, alongside Numis, with immediate effect.

Enquiries:

Micro Focus                                                   Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                  Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor Relations

Jefferies International Limited                       Tel: +44 (0) 20 7029 8000
Sam Barnett
Philip Noblet

Brunswick                                                        Tel: +44 (0) 20 7404 5959
Sarah West                                                        MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Cyber Resilience, and Information Management & Governance. For more information, visit: www.microfocus.com.

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 02 August 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer